AB 3/17

11017392

SEC Mail Processing Section

FEB 28 2011

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC Financial Products USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Ave. of the Americas
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson Conde (212) 541-0606
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, Nelson Conde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC Financial Products USA Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

ROBERT GUADALUPE
NOTARY PUBLIC STATE OF NEW YORK
SUFFOLK COUNTY, LIC. #02GU6217772
COMM EXP 2/22/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBC Financial Products USA Inc.

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
KBC Financial Products USA Inc.

We have audited the accompanying statement of financial condition of KBC Financial Products USA Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Financial Products USA Inc. as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2011

KBC Financial Products USA Inc.

Statement of Financial Condition

December 31, 2010
(In Thousands, except per share data)

Assets	
Cash segregated in compliance with federal regulations	$ 15,304
Receivables from:	
Clearing broker	315,649
Brokers, dealers and others	23
Affiliates	49
Other assets	15
Total assets	$ 331,040
Liabilities and stockholder's equity	
Payables to:	
Customers	$ 1
Brokers, dealers and others	8
Affiliates	1,490
Other liabilities and accrued expenses	122
Total liabilities	1,621
Stockholder's equity:	
Common stock, $0.01 par value; 3,000 shares authorized, issued and outstanding	–
Additional paid-in-capital	275,375
Retained earnings	54,044
Total stockholder's equity	329,419
Total liabilities and stockholder's equity	$ 331,040

See accompanying notes.

KBC Financial Products USA Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

KBC Financial Products USA Inc. (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages predominantly in equity securities transactions as an Introducing Broker and acts as agent on a fully disclosed basis on behalf of its affiliates in their transactions with U.S. customers.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Principal transactions in financial instruments are recorded on a trade date basis, while customer transactions are recorded on a settlement date basis in accordance with industry practice. Foreign-denominated trading assets and liabilities are revalued at prevailing currency exchange spot rates.

Clearing broker balances are presented on a net basis in instances where a legal right of off-set exists.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis.

The Company provides for income taxes in accordance with ASC No. 740 *Income Taxes* ("ASC No. 740"). The Company records deferred income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

2. Significant Accounting Policies (continued)

ASC No. 740 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the financial statements. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company follows ASC No. 450 *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

3. Sale of Convertibles Bond Sales and Trading Business

On November 19, 2010, the Company's Parent, KBC Financial Holding Inc., closed a purchase and sale contract with Daiwa Securities Capital Markets Co. Ltd. to sell the Company's convertible bond sales and trading business. The convertible bond sales and trading business constituted the most significant business line of the Company. The Company will continue to operate as a fully disclosed Introducing Broker engaging in equity securities transactions. On this date, the Company's convertible business line's financial instruments owned of approximately $271.1 million were sold to Daiwa Securities Capital Markets Co. Ltd. and the financial instruments sold short, not yet purchased of approximately $160.4 million were purchased by the Company at the fair value of such instruments at the end of day on the closing date. The sale was part of a larger sale of businesses conducted by the Company's ultimate parent. The sale price amount allocated to the Company for the sale of the convertible business approximated the carrying value of the business's net assets on the Company's books. The proceeds of the sale are reflected in Receivables from clearing brokers. Currently the Company is in negotiations to finalize the remaining price adjustment of the sale of the convertible bond sales and trading business. The Company's operations and cash flows of the convertible bond sales and trading business have been derecognized from the ongoing operations, and the Company has not had any continuing involvement in the operations of the reporting unit since the sale.

4. Receivables from Clearing Broker

Receivables from clearing broker reflect cash on deposit and margin requirements with the clearing broker.

At December 31, 2010, there were no margin requirements at the clearing broker.

4. Receivables from Clearing Broker (continued)

In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

5. Short-Term Borrowings

The Parent and an affiliate make short-term borrowings available to the Company. The Company pays interest on these amounts at market rates. For the year ended December 31, 2010 the Company did not pay interest related to short-term borrowings as there were no outstanding borrowings during the year.

6. Related Party Transactions

The Parent provides substantially all personnel, management and overhead services to the Company. The Parent is reimbursed for these services by the Company. The methodology utilized to determine the amount charged the Company is a combination of direct and allocated costs. Any such balance is payable on demand and are paid in the normal course of business.

The Company acts as agent for its affiliates in certain transactions with customers. Balances resulting from such transactions which represent fails to deliver and fails to receive, are included in Receivables from and Payables to brokers, dealers and others. At December 31, 2010 the Company did not report balances resulting from such transactions. The Company and its affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2010 Receivables from affiliates of approximately $48,766 represents the amount due in respect to these agreements. Any such balance is payable on demand and are paid in the normal course of business. On November 19, 2010 the Company entered into an expense sharing agreement with KBC Bank NV, New York Branch (the "KBC Bank NV") that will govern the allocation of expenses between the Company and KBC Bank NV with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. Balances are payable on demand and are paid in the normal course of business.

6. Related Party Transactions (continued)

On November 19, 2010 the Company entered into an expense sharing agreement with KBC Securities NV that will govern the allocation of expenses between the Company and KBC Securities NV with respect to the global system infrastructure operated and maintained by KBC Securities NV that will be used by the Company. Balances are payable on demand and are paid in the normal course of business.

At December 31, 2010 Payable to affiliates of approximately $1.5 million represents the amount due in respect to these agreements. Any such balances are payable on demand and are paid in the normal course of business.

7. Net Capital and other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2010, the Company's net capital approximates $329.1 million, which exceeds the minimum requirement by approximately $328.9 million.

Within the first quarter of 2011 the Company will be making a withdrawal of equity capital within the range of approximately $275 million to $285 million to be in line with the Application for Approval of Change in Ownership, Control, or Business Operations (1017 Application) which was approved by FINRA.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. Although the Company maintains approximately $15.3 million, as Cash segregated in compliance with Rule 15c3-3 of the SEC, the computation as of December 31, 2010 reflects a zero requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

With respect to its introduced customer transactions, the Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

8. Derivative Financial Instruments

As a result of the sale of the Company's convertible bond sales and trading business, the Company did not report a balance for future contracts and warrants.

9. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees. Participants are permitted, within limitations imposed by tax law, to make pre-tax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

10. Income Taxes

A federal tax benefit was realized due to the incremental benefit from a five year NOL carryback election. The Company recorded a benefit in 2008 for a two year NOL carryback. The incremental benefit is a result of the additional three year carryback election made in 2010. State and local component represents asset based taxes.

In conjunction with Note 3, an allocation of the income tax benefits attributable to discontinued and continued operations is reported pursuant to ASC 740.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. ASC No. 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC No.740 generally considers all expected future events other than future enactment of changes in the tax law or rates.

The net deferred tax assets at December 31, 2010 which are reflected in Other assets consist of:

	Deferred Tax Assets	Valuation Allowance	Net Deferred Tax Assets
		(In Thousands)	
Federal	$ 3,894	$ (3,894)	$ –
State and local	5,636	(5,636)	–
Total	$ 9,530	$ (9,530)	$ –

10. Income Taxes (continued)

The Company's deferred tax assets at December 31, 2010 result primarily from accrued deferred bonus expenses, and federal, state and local net operating losses. As of December 31, 2010, the Company has net operating loss carry forwards that expire between 2010 and 2030 and amount to $12.8 million, $43.3 million and $12.9 million for federal, state, and local tax purposes, respectively.

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, included scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. For the year ended December 31, 2010, the valuation allowance decreased by approximately $5.1 million which was due to the current year income tax benefit from the additional three year carryback. At December 31, 2010 the valuation allowance is approximately $9.5 million. The net deferred tax asset balance is offset by a full valuation allowance pending realization of future taxable income.

As of December 31, 2010, the Company has state and local taxes payable to its Parent of $102,000. These amounts are included in Other liabilities.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. The Parent's 2004, 2005 and 2006 New York State corporation income tax returns were reviewed and adjusted by the New York State taxing authority. The audit for these tax periods did not have an impact on the income tax liability of the Company. The Parent's 2007, 2008 and 2009 New York State corporation tax returns are scheduled to be reviewed by the New York State taxing authority in 2011. The Parent's 2007, 2008, and 2009 New York City corporate income tax returns and U.S. Federal corporate income tax returns are open for review by the respective taxing authorities.

11. Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, the date the financial statements are available to be issued, and has determined that there are no subsequent events which require disclosure in the financial statements.

STATEMENT OF FINANCIAL CONDITION

KBC Financial Products USA Inc.
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory